Advaxis Announces Closing Public Offering of Common Stock with Gross Proceeds Totaling $53.2 Million.

Princeton, N.J., May 5, 2015 -- Advaxis, Inc. (Nasdaq:ADXS) a clinical-stage cancer immunotherapy company, today announced the closing of its previously announced underwritten public offering of 2,800,000 shares of its common stock at a public offering price of $19.00 per share. The gross proceeds to Advaxis from the public offering were $53,200,000, before underwriting discounts and commissions and other estimated offering expenses.

Jefferies LLC and Barclays Capital Inc. acted as joint book-running managers for the offering, Guggenheim Securities, LLC acted as lead manager, and Janney Montgomery Scott LLC, Aegis Capital Corp., H.C. Wainwright & Co., LLC were co-managers.

A “shelf” registration statement relating to these securities was declared effective by the Securities and Exchange Commission on April 27, 2015.

This offering is being made only by means of a prospectus. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained by contacting Jefferies LLC, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, Attention: Equity Syndicate Prospectus Department, or by telephone at 877-547-6340, or by email at prospectus_department@jefferies.com or Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com. Investors may also obtain these documents for no charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Advaxis, Inc.

Advaxis is a clinical-stage biotechnology company developing multiple cancer immunotherapies based on its proprietary Lm-LLO platform technology. The Lm-LLO technology, using bioengineered live attenuated Listeria monocytogenes bacteria, is the only known cancer immunotherapy agent shown in preclinical studies to both generate cancer fighting T-cells directed against a cancer antigen and neutralize Tregs and myeloid-derived suppressor cells (MDSCs), that protect the tumor microenvironment from immunologic attack and contribute to tumor growth. Advaxis’s lead Lm-LLO immunotherapy, ADXS-HPV, targets human papillomavirus (HPV)-associated cancers and is in clinical trials for three indications: Phase 2 in invasive cervical cancer, Phase 1/2 in head and neck cancer, and Phase 1/2 in anal cancer. The FDA has granted Advaxis orphan drug designation for each of these three indications. The Company plans to initiate a registrational clinical program for cervical cancer in 2015 and has established licensing partners in India and Asia for commercialization in those regions. Advaxis entered into a clinical trial collaboration with MedImmune, the global biologics research and development arm of AstraZeneca, for a Phase 1/2 immunotherapy study to evaluate the safety and efficacy of MedImmune’s investigational anti-PD-L1 immune checkpoint inhibitor, MEDI4736, in combination with Advaxis’s ADXS-HPV as a treatment for patients with advanced, recurrent or refractory HPV-associated cervical cancer and HPV-associated head and neck cancer.

Advaxis’s second Lm-LLO immunotherapy candidate in clinical testing will be ADXS-PSA, which is being developed to address prostate cancer. Advaxis entered into a clinical trial collaboration agreement with Merck & Co., Inc. (“Merck”), known as MSD outside the United States and Canada, through its subsidiaries, to evaluate the combination of Advaxis’s Lm-LLO cancer immunotherapy, ADXS-PSA, with Merck’s PD-1 checkpoint inhibitor KEYTRUDA® (pembrolizumab). The ongoing clinical trial is designed to evaluate the safety and efficacy of ADXS-PSA as monotherapy and in combination with pembrolizumab in a Phase 1/2 study of patients with previously treated metastatic, castration-resistant prostate cancer.

Advaxis is also developing Lm-LLO immunotherapy ADXS-HER2, to target the HER2 receptor expressing cancers. HER2 is expressed in certain solid-tumor cancers, including osteosarcoma, breast cancer, esophageal, and gastric cancer. ADXS-HER2 has received orphan drug designation by the U.S. Food and Drug Administration (FDA) for the treatment of osteosarcoma. Advaxis is developing ADXS-HER2 for both human and animal-health, and has seen encouraging data in canine osteosarcoma, which is considered a model for human osteosarcoma. Advaxis has licensed ADXS-HER2 and three other immunotherapy constructs to Aratana Therapeutics, Inc. for pet therapeutics.

For more information about our cancer immunotherapies please visit www.advaxis.com.

Forward-Looking Statements

This news release contains forward-looking statements, including, but not limited to: statements regarding Advaxis’s ability to develop the next generation of cancer immunotherapies; and the safety and efficacy of Advaxis’s proprietary immunotherapy, ADXS-HPV. These forward-looking statements are subject to a number of risks, including the risk factors set forth from time to time in Advaxis’s SEC filings, including but not limited to its report on Form 10-K for the fiscal year ended October 31, 2014, which is available at http://www.sec.gov. Advaxis undertakes no obligation to publicly release the result of any revision to these forward-looking statements, which may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law. You are cautioned not to place undue reliance on any forward-looking statements.

Contact

Company:

Advaxis, Inc.

Greg Mayes, Executive Vice President and COO

mayes@advaxis.com

609.452.9813 ext. 102

Media Contact:

Tiberend Strategic Advisors, Inc.

Amy S. Wheeler

awheeler@tiberend.com

646.362.5750